HIGHLAND FUNDS II

200 Crescent Court, Suite 700

Dallas, Texas 75201

VIA EDGAR

July 16, 2013

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Highland Funds II (the “Trust”)

Registration Statement on Form N-14 (Registration No. 333-189364, filed June 14, 2013, as amended July 16, 2013)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for its Registration Statement on Form N-14 referenced above be accelerated so that it will become effective at 5:00 p.m. Washington, D.C. time on July 17, 2013 or as soon as practicable thereafter.

Please direct any questions concerning this request for accelerated effectiveness to Reid Adams of Ropes & Gray LLP at (212) 596-9209.

Very truly yours,

HIGHLAND FUNDS II

By:	/s/ Ethan Powell
Ethan Powell